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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 1)*

                              IXL Enterprises Inc.
          ------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
          ------------------------------------------------------------
                         (Title of Class of Securities)

                                    450718101
          ------------------------------------------------------------
                                 (CUSIP Number)

                                 January 1, 2001
          ------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [___] Rule 13d-1(b)

    [___] Rule 13d-1(c)

    [ X ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                               Page 1 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


________________________________________________________________________________
1.   Name of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)

            J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC)
            13-337-6808

________________________________________________________________________________
2.   Check the Appropriate Box If a Member of a Group*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   Sec Use Only



________________________________________________________________________________
4.   Citizenship or Place of Organization

     Delaware

________________________________________________________________________________
  NUMBER OF    5.   Sole Voting Power

   SHARES                           7,939,427
               _________________________________________________________________
BENEFICIALLY   6.   Shared Voting Power

  OWNED BY
               _________________________________________________________________
    EACH       7.   Sole Dispositive Power

  REPORTING                         7,939,427
               _________________________________________________________________
   PERSON      8.   Shared Dispositive Power

    WITH
________________________________________________________________________________
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

                                    7,939,427

________________________________________________________________________________
10.  Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)

                                                                          [_]

________________________________________________________________________________
11.  Percent of Class Represented by Amount in Row (9)

                                     10.5%

________________________________________________________________________________
12.  Type of Reporting Person* (See Instructions)



________________________________________________________________________________
LLC



                               Page 2 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect a change in the name and controlling persons of the Reporting Person.

ITEM 1.

            (a)   NAME OF ISSUER:

                  IXL Enterprises Inc.

            (b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1888 Emery St. NW
                  Atlanta, GA  30318

ITEM 2.

            (a)   NAME OF PERSON FILING:

                  J.P. Morgan Partners (23A SBIC), LLC

                  Supplemental information relating to the ownership and control of the person filing this statement is included in Exhibit 2(a) attached hereto.

            (b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                  1221 Avenue of the Americas
                  New York, New York  10020

            (c)   CITIZENSHIP:

                  Delaware

            (d)   TITLE OF CLASS OF SECURITIES (OF ISSUER):

                  Common Stock

            (e)   CUSIP NUMBER:

                  450718101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS. 240. 13d-1(b) OR 240. 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  Not applicable.

ITEM 4.  OWNERSHIP

            (a)   AMOUNT BENEFICIALLY OWNED:

                  7,939,427

            (b)   PERCENT OF CLASS:

                  10.5% (as of December 31, 2000)


                               Page 3 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


            (c)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)    7,939,427
                  (ii)   Not applicable.
                  (iii)  7,939,427
                  (iv)   Not applicable.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                  Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Affiliates of the Reporting Person are parties to certain co-investment arrangements with Flatiron, an Affiliate of another Stockholder of the Issuer pursuant to which the parties thereto have agreed to develop and manage a venture capital investment program for the purpose of making private investments, primarily in the securities of early stage companies in the internet area (the "Program"). In substance, the Program is similar to a typical venture capital investment firm, with certain Flatiron entities receiving the equivalent of a standard carried interest from the J.P. Morgan entities. Upon the occurrence of certain contingencies that are outside of the control of the J.P. Morgan entities, certain J.P. Morgan entities may acquire a pecuniary interest in the investments made by the Flatiron entities. None of the J.P. Morgan entities presently has any beneficial or pecuniary interest in the shares of the Issuer held by the Flatiron entities.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10. CERTIFICATION

                  Not applicable


                               Page 4 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2001

                          J.P. MORGAN PARTNERS (23A SBIC), LLC

                          By: J.P. Morgan Partners (23A SBIC Manager), Inc.
                              its Managing Member



                          By: /s/ JEFFREY C. WALKER
                              ----------------------------------------------
                              Name:  Jeffrey C. Walker
                              Title: President


                               Page 5 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                                  EXHIBIT 2(a)

ITEM 2. IDENTITY AND BACKGROUND.


          This statement is being filed by J.P. Morgan Partners (23A SBIC), LLC (formerly known as CB Capital Investors, LLC), a Delaware limited liability company (hereinafter referred to as "JPMP (23A SBIC)"), whose principal business office is located at 1221 Avenue of the Americas, New York, New York 10020. JPMP (23A SBIC) is engaged in the venture capital and leveraged buyout business. The Managing Member of JPMP (23A SBIC) is J.P. Morgan Partners (23A SBIC Manager), Inc. (formerly known as CB Capital Investors, Inc.), a Delaware corporation (hereinafter referred to as "JPMP (23A Manager)"), whose principal business office is located at the same address as JPMP (23A SBIC). JPMP (23A Manager) is also engaged in the venture capital and leveraged buyout business. Set forth in Schedule A hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JPMP (23A Manager).

          JPMP (23A Manager) is a wholly owned subsidiary of The Chase Manhattan Bank, a New York corporation (hereinafter referred to as "Chase Bank") which is engaged in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule B hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of Chase Bank.

          Chase Bank is a wholly owned subsidiary of J.P. Morgan Chase & Co. (formerly known as The Chase Manhattan Corporation), a Delaware corporation (hereinafter referred to as "JP Morgan Chase") which is engaged (primarily through subsidiaries) in the commercial banking business with its principal office located at 270 Park Avenue, New York, New York 10017. Set forth in Schedule C hereto and incorporated herein by reference are the names, business addresses, principal occupations and employments of each executive officer and director of JP Morgan Chase.


                               Page 6 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                                                                      SCHEDULE A

                  J.P. MORGAN PARTNERS (SBIC 23A MANAGER), INC.

                             EXECUTIVE OFFICERS(1)

President                                    Jeffrey C. Walker*
Executive Vice President                     Mitchell J. Blutt, M.D.*
Executive Vice President                     Arnold L. Chavkin*
Executive Vice President                     John M.B. O'Connor*
Managing Director                            John R. Baron*
Managing Director                            Christopher C. Behrens*
Managing Director                            David S. Britts*
Managing Director                            Rodney A. Ferguson*
Managing Director                            David Gilbert*
Managing Director                            Evan Graf*
Managing Director                            Eric A. Green*
Managing Director                            Michael R. Hannon*
Managing Director                            Donald J. Hofmann, Jr.*
Managing Director                            W. Brett Ingersoll*
Managing Director                            Alfredo Irigoin*
Managing Director                            Andrew Kahn*
Managing Director                            Jonathan R. Lynch*
Managing Director                            Jonathan Meggs*
Managing Director                            Thomas G. Mendell*
Managing Director                            Stephen P. Murray*
Managing Director                            Joao Neiva de Figueiredo, Ph.D.*
Managing Director                            Timothy Purcell*
Managing Director                            Thomas Quinn*
Managing Director                            Peter Reilly*
Managing Director                            Robert R. Ruggiero, Jr.*
Managing Director                            Susan L. Segal*
Managing Director                            Shahan D. Soghikian*
Managing Director                            Georg Stratenwerth*
Managing Director                            Lindsay Stuart*
Managing Director                            Patrick J. Sullivan*
Managing Director                            Kelly Shackelford*
Managing Director                            Charles R. Walker*
Managing Director                            Timothy J. Walsh*
Managing Director                            Richard D. Waters, Jr.*
Managing Director                            Damion E. Wicker, M.D.*
Managing Director                            Eric R. Wilkinson*
Senior Vice President                        Marcia Bateson*
Vice President and Treasurer                 Elisa R. Stein*
Secretary                                    Anthony J. Horan**
Assistant Secretary                          Robert C. Caroll**
Assistant Secretary                          Denise G. Connors**


--------
(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.

** Principal occupation is employee or officer of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.


                               Page 7 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                                  DIRECTORS(1)

                               Jeffrey C. Walker*











------------------

(1) Each of whom is a United States citizen except for Messrs. Britts, Irigoin, Meggs, Neiva de Figueiredo, Soghikian, Stratenwerth and Stuart.

* Principal occupation is employee and/or partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas, New York, New York 10020.




                               Page 8 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                                                                      SCHEDULE B


                            THE CHASE MANHATTAN BANK

                              EXECUTIVE OFFICERS(1)


Chairman of the Board                                  Douglas A. Warner, III*
President and Chief Executive Officer                  William B. Harrison Jr.*
Vice Chairman                                          Geoffrey T. Boisi*
Vice Chairman                                          David A. Coulter*
Managing Director                                      Ramon de Oliveira*
Director of Human Resources                            John J. Farrell*
Vice Chairman                                          Walter A. Gubert*
Managing Director                                      Thomas B. Ketchum*
Director of Corporate Marketing and Communications     Frederick W. Hill*
Vice Chairman                                          Donald H. Layton*
Vice Chairman                                          James B. Lee Jr. *
General Counsel                                        William H. McDavid*
Vice Chairman                                          Marc J. Shapiro*
Managing Partner                                       Jeffrey C. Walker**

                                   DIRECTORS(1)

                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer          Chairman of the Board
                           Chief Executive Officer
                           Deere & Company
                           One John Deere Place
                           Moline, IL 61265
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.     President and Chief Executive Officer
                           The Hearst Corporation
                           959 Eighth Avenue
                           New York, New York  10019
--------------------------------------------------------------------------------
 M. Anthony Burns          Chairman of the Board and Chief Executive Officer
                           Ryder System, Inc.
                           3600 N.W. 82nd Avenue
                           Miami, Florida  33166
--------------------------------------------------------------------------------


----------

(1) Each of the persons named below is a citizen of the United States of America.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


                               Page 9 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                          PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                     BUSINESS OR RESIDENCE ADDRESS
-------------------------------------------------------------------------------
 H. Laurence Fuller       Co-Chairman
                          BP Amoco p.l.c.
                          1111 Warrenville Road, Suite 25
                          Chicago, Illinois  60563
-------------------------------------------------------------------------------
 William H. Gray, III     President and Chief Executive Officer
                          The College Fund/UNCF
                          9860 Willow Oaks Corporate Drive
                          P.O. Box 10444
                          Fairfax, Virginia  22031
-------------------------------------------------------------------------------
 William B. Harrison, Jr. President and Chief Executive Officer
                          The Chase Manhattan Corporation
                          270 Park Avenue, 8th Floor
                          New York, New York  10017-2070
-------------------------------------------------------------------------------
 Helene L. Kaplan         Of Counsel
                          Skadden, Arps, Slate, Meagher & Flom LLP
                          919 Third Avenue - Room 29-72
                          New York, New York  10022
-------------------------------------------------------------------------------
 John R. Stafford         Chairman, President and Chief Executive Officer
                          American Home Products Corporation
                          5 Giralda Farms
                          Madison, New Jersey  07940
-------------------------------------------------------------------------------
 Douglas A. Warner III    Chairman of the Board
                          J.P. Morgan Chase & Co.
                          270 Park Avenue
                          New York, New York  10017
-------------------------------------------------------------------------------
 Marina v.N. Whitman      Professor of Business Administration and Public Policy
                          The University of Michigan
                          School of Public Policy
                          411 Lorch Hall, 611 Tappan Street
                          Ann Arbor, MI 48109-1220
-------------------------------------------------------------------------------


                               Page 10 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                                                                      SCHEDULE C

                             J.P. MORGAN CHASE & CO.

                             EXECUTIVE OFFICERS(1)

Chairman of the Board                                   Douglas A. Warner, III*
President and Chief Executive Officer                   William B. Harrison Jr.*
Vice Chairman                                           Geoffrey T. Boisi*
Vice Chairman                                           David A. Coulter*
Managing Director                                       Ramon de Oliveira*
Director of Human Resources                             John J. Farrell*
Vice Chairman                                           Walter A. Gubert*
Managing Director                                       Thomas B. Ketchum*
Director of Corporate Marketing and Communications      Frederick W. Hill*
Vice Chairman                                           Donald H. Layton*
Vice Chairman                                           James B. Lee Jr.*
General Counsel                                         William H. McDavid*
Vice Chairman                                           Marc J. Shapiro*
Managing Partner                                        Jeffrey C. Walker**


                                  DIRECTORS(1)

                                    PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                               BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 Hans W. Becherer                   Chairman of the Board
                                    Chief Executive Officer
                                    Deere & Company
                                    One John Deere Place
                                    Moline, IL 61265
--------------------------------------------------------------------------------
 Riley P. Bechtel                   Chairman and Chief Executive Officer
                                    Bechtel Group, Inc.
                                    P.O. Box 193965
                                    San Francisco, CA 94119-3965
--------------------------------------------------------------------------------
 Frank A. Bennack, Jr.              President and Chief Executive Officer
                                    The Hearst Corporation
                                    959 Eighth Avenue
                                    New York, New York  10019
--------------------------------------------------------------------------------
 Lawrence A. Bossidy                Chairman of the Board
                                    Honeywell International
                                    P.O. Box 3000
                                    Morristown, NJ 07962-2245
--------------------------------------------------------------------------------


----------
(1) Each of whom is a United States citizen.

* Principal occupation is executive officer and/or employee of J.P. Morgan Chase & Co. Business address is c/o J.P. Morgan Chase & Co., 270 Park Avenue, New York, New York 10017.

** Principal occupation is managing partner of J.P. Morgan Partners, LLC. Business address is c/o J.P. Morgan Partners, LLC, 1221 Avenue of the Americas New York, New York 10020.


                               Page 11 of 12 pages

                                  SCHEDULE 13G

ISSUER: IXL Enterprises Inc.                                CUSIP NO.: 450718101


                           PRINCIPAL OCCUPATION OR EMPLOYMENT;
 NAME                      BUSINESS OR RESIDENCE ADDRESS
--------------------------------------------------------------------------------
 M. Anthony Burns          Chairman of the Board and
                             Chief Executive Officer
                           Ryder System, Inc.
                           3600 N.W. 82nd Avenue
                           Miami, Florida  33166
--------------------------------------------------------------------------------
 H. Laurence Fuller        Co-Chairman
                           BP Amoco p.l.c.
                           1111 Warrenville Road, Suite 25
                           Chicago, Illinois  60563
--------------------------------------------------------------------------------
Ellen V. Furter            President
                           American Museum of Natural History
                           Central Park West at 79th Street
                           New York, NY 10024
--------------------------------------------------------------------------------
William H. Gray, III       President and Chief Executive Officer
                           The College Fund/UNCF
                           9860 Willow Oaks Corporate Drive
                           P.O. Box 10444
                           Fairfax, Virginia  22031
--------------------------------------------------------------------------------
 William B. Harrison, Jr.  President and Chief Executive Officer
                           The Chase Manhattan Corporation
                           270 Park Avenue, 8th Floor
                           New York, New York  10017-2070
--------------------------------------------------------------------------------
 Helene L. Kaplan          Of Counsel
                           Skadden, Arps, Slate, Meagher & Flom LLP
                           919 Third Avenue - Room 29-72
                           New York, New York  10022
--------------------------------------------------------------------------------
 Lee R. Raymond            Chairman of the Board and Chief Executive Officer
                           Exxon Mobil Corporation
                           5959 Las Colinas Boulevard
                           Irving,TX 75039-2298
--------------------------------------------------------------------------------
 John R. Stafford          Chairman, President and Chief Executive Officer
                           American Home Products Corporation
                           5 Giralda Farms
                           Madison, New Jersey  07940
--------------------------------------------------------------------------------
 Lloyd D. Ward             Former Chairman of Board and Chief Executive Officer
                             of Maytag
                           13338 Lakeshore Drive
                           Clive, Iowa  50325
--------------------------------------------------------------------------------
 Douglas A. Warner III     Chairman of the Board
                           J.P. Morgan Chase & Co.
                           270 Park Avenue
                           New York, New York 10017
--------------------------------------------------------------------------------
 Marina v.N. Whitman      Professor of Business Administration and Public Policy
                           The University of Michigan
                           School of Public Policy
                           411 Lorch Hall, 611 Tappan Street
                           Ann Arbor, MI 48109-1220
--------------------------------------------------------------------------------



                               Page 12 of 12 pages